SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            (Amendment No. 7 for Steel Partners, L.P.,
             Lawrence Butler and Warren Lichtenstein)

            Under the Securities Exchange Act of 1934

                     ALPHA TECHNOLOGIES GROUP, INC.
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                         (Name of Issuer)


                         COMMON STOCK
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                  (Title of Class of Securities)


                           020781100
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                          (CUSIP Number)

                      Warren G. Lichtenstein
                       Steel Partners, L.P.
                750 Lexington Avenue - 27th Floor
                    New York, New York  10022
                         212/446-5217
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          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          December 26, 1995
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
    13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box |  |.
                                                     --

     Check the following box if a fee is being paid with the
                        statement |  |.
                                   --

                       Page 1 of 11 pages

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|CUSIP NO. 020781100     |                             | Page 2  of 11 pages   |
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================================================================================
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Steel Partners, L.P.
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       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]
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       3       SEC USE ONLY


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       4       SOURCE OF FUNDS

                    PF
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       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
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       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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   NUMBER OF           7         SOLE VOTING POWER
    SHARES                       694,810
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY            8         SHARED VOTING POWER
     EACH                        -0-
   REPORTING   -----------------------------------------------------------------
  PERSON WITH
                       9         SOLE DISPOSITIVE POWER
                                 694,810
               -----------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               694,810
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [  ]
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.5%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               PN
================================================================================

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|CUSIP NO. 020781100     |                             | Page 3  of 11 pages   |
|                        |                             |                       |
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================================================================================
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warren G. Lichtenstein
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS
               PF, OO
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       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
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   NUMBER OF          7         SOLE VOTING POWER
    SHARES                      1,080,912(1)
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY           8         SHARED VOTING POWER
     EACH                              -0-
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER
                                1,080,912(1)

               -----------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               1,080,912(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [  ]
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.6%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               IN
================================================================================

(1) Includes 694,810 shares owned by Steel Partners, L.P., 235,300 shares owned by Steel Partners II, L.P., and 39,170 shares managed by Steel Partners Services, Ltd., entities controlled by Mr. Lichtenstein and Mr. Butler. Also includes 83,332 shares underlying stock options which are exercisable within 60 days.

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|CUSIP NO. 020781100     |                             | Page 4  of 11 pages   |
|                        |                             |                       |
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================================================================================
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Lawrence Butler
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
       3       SEC USE ONLY


--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS
               PF, OO
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF           7         SOLE VOTING POWER
    SHARES                       1,066,278(1)
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY            8         SHARED VOTING POWER
     EACH                                -0-
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 1,066,278(1)

               -----------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               1,066,278(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [  ]
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.4%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON
               IN
================================================================================

(1) Includes 694,810 shares owned by Steel Partners, L.P., 235,300 shares owned by Steel Partners II, L.P., and 39,170 shares managed by Steel Partners Services, Ltd., entities controlled by Mr. Lichtenstein and Mr. Butler. Also includes 89,998 shares underlying stock options which are exercisable within 60 days.

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|CUSIP NO. 020781100     |             | Page 5  of 11 pages   |
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                    STATEMENT FOR SCHEDULE 13D
                    --------------------------

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement relates is the common stock, $.03 par value, of Alpha Technologies Group, Inc. (formerly known as Synercom Technology, Inc.), a Delaware corporation (the "Issuer"), whose principal executive office is located at 750 Lexington Avenue, 27th Floor, New York, New York 10022.

Item 2.  Identity and Background.

          (a) This statement is filed by a group consisting of Steel Partners, L.P., ("Steel Partners"), Lawrence Butler ("L. Butler") and Warren G. Lichtenstein ("Lichtenstein"). Certain shares of the Issuer's common stock reported by Mr. Lichtenstein and Mr. L. Butler relate to the ownership of such shares by Steel Partners, Steel Partners II, L.P. ("Steel Partners II"), and by a foreign investment company (the "Fund"). Steel Partners Services, Ltd. ("Services"), manages a portfolio of securities owned by the Fund which includes shares of the Issuer's common stock. Messrs. Lichtenstein and L. Butler are the sole officers and directors of Services. In addition, Mr. Lichtenstein and Mr. Butler are directors of the Issuer and Mr. Butler is President of the Issuer. By virtue of their positions with Steel Partners, Steel Partners II and Services, Mr. Lichtenstein and Mr. L. Butler have the power to vote and dispose of the Issuer's shares owned by Steel Partners and Steel Partners II, and managed by Services.

          For information regarding the background of Steel Partners, L. Butler and Lichtenstein, reference is made to the
Schedule 13D filed on or about December 2, 1992, which is incorporated herein by reference. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons".

Item 3.  Source and Amount of Funds or Other Consideration.

          The aggregate purchase price (including commissions) of the shares of Common Stock owned by Steel Partners is $1,538,622. The shares of Common Stock owned by Steel Partners were acquired with partnership funds and other funds borrowed from a commingled margin account with Kalb, Voorhis & Co., which account has an aggregate debit balance.

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|CUSIP NO. 020781100     |             | Page 6  of 11 pages   |
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          The aggregate purchase price (including commissions) of
the shares of Common Stock owned by Steel Partners II is $829,240. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds and other funds borrowed from a commingled margin account with Bear Stearns, Inc., which account has an aggregate debit balance.

          The aggregate purchase price of the shares of common stock managed by Services is $299,940. Such shares were acquired with funds it manages for the Fund. Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), the Fund may be deemed the beneficial owner of the Shares managed by Services.

          The aggregate purchase price (including commissions) of the shares of Common Stock individually owned by Mr. L. Butler is $15,645. The shares of Common Stock owned by Mr. L. Butler were acquired with personal funds and other funds borrowed from a commingled margin account with Kalb, Voorhis & Co., which account has an aggregate debit balance.

          The aggregate purchase price (including commissions) of the shares of Common Stock individually owned by Mr. Lichtenstein is $53,473. The shares of Common Stock owned by Mr. Lichtenstein were acquired with personal funds and other funds borrowed from a commingled margin account with Kalb, Voorhis & Co., which account has an aggregate debit balance.

          The aggregate purchase price (including commissions) of the shares of Common Stock owned by all Reporting Persons as a group is $2,736,920.

Item 4.  Purpose of Transaction.

          The shares of Common Stock were acquired by the Reporting Persons in order to increase their equity position in the Issuer with a view toward making a profit.

          Other than as described above, the Reporting Persons have no present plan or proposal with respect to the Issuer.
Each intends to review his or its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future

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|CUSIP NO. 020781100     |             | Page 7  of 11 pages   |
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take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 6,042,441 shares outstanding plus, in the case of Messrs. Butler and Lichtenstein, the number of shares underlying options that may be exercised by such Reporting Persons within 60 days.

          As of the close of business on December 29, 1995:

          (i) Steel Partners owns 694,810 shares of Common Stock, constituting approximately 11.5% of the shares outstanding. Camelia and WGL, as the general partners of Steel Partners, and Messrs. Butler and Lichtenstein, as the sole stockholders of Camelia and WGL, respectively, may be deemed to own beneficially the shares owned by Steel Partners.

          (ii) Mr. L. Butler owns individually 7,000 shares of Common Stock and possesses options enabling him to acquire 89,998 shares of the Issuer's Common Stock within 60 days and, by virtue of his positions with Steel Partners, Steel Partners II and Services, which own 694,810, 235,300 and 39,170 shares of Common Stock, respectively, may be deemed to beneficially own an additional 969,280 shares. Accordingly, Mr. Butler may be deemed to beneficially own 17.4% of the Issuer's outstanding shares of Common Stock.

          (iii) Mr. Lichtenstein owns individually 28,300 shares of Common Stock, and possesses options enabling him to acquire 83,332 of the Issuer's Common Stock within 60 days and, by virtue of his positions with Steel Partners, Steel Partners II and Services, which own 694,810, 235,300 and 39,170 shares of Common Stock, respectively, may be deemed to beneficially own an additional 969,280 shares. Accordingly, Mr. Lichtenstein may be deemed to beneficially own 17.6% of the Issuer's outstanding shares of Common Stock.

          (iv) In the aggregate, the Reporting Persons own 1,177,910 shares of the Common Stock, constituting approximately 18.9% of the shares outstanding. Messrs. Butler and Lichtenstein each disclaim beneficial ownership of, and any direct or indirect pecuniary interest in (i) the shares owned by Steel Partners and Steel Partners II, except to the extent of their proportionate interest in the portfolios of such entities, and (ii) the shares managed by Services.

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|CUSIP NO. 020781100     |             | Page 8  of 11 pages   |
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     (b)  (i)  Steel Partners has the sole power to vote and
dispose of the shares owned by it, which power is exercisable by Mr. L. Butler and Mr. Lichtenstein.

          (ii) Mr. L. Butler has the sole power to vote and dispose of the shares owned by him.

          (iii) Mr. Lichtenstein has the sole power to vote and dispose of the shares owned by him.

          (iv) Messrs. Butler and Lichtenstein have the power to vote and dispose of shares beneficially owned by Steel Partners
II and managed by Services.

     (c) No Reporting Person has engaged in any transaction in the shares of Common Stock during the past sixty days except that

          (i)  Steel Partners made the following purchases:

          Date             No. of Shares          Price Per Share
     --------------        -------------          ---------------

     December 22, 1995             20,000              $7.39
     December 26, 1995             15,000              $7.71
     December 27, 1995              4,200              $7.81
     December 28, 1995             10,800              $7.93
     December 29, 1995              5,000              $7.75

         (ii)  Steel Partners II made the following purchases:

          Date             No. of Shares          Price Per Share
     --------------        -------------          ---------------

     December 22, 1995              4,300              $7.43
     December 26, 1995              3,000               7.75
     December 27, 1995              3,500               7.85
     December 29, 1995              1,000               7.79

        (iii)  Services made the following purchase:

          Date            No. of Shares      Price Per Share
     --------------       -------------      ---------------

     December 22, 1995             16,000              $7.43
     December 26, 1995              9,000               7.75
     December 27, 1995             13,170               7.85
     December 29, 1995              1,000               7.79

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|CUSIP NO. 020781100     |             | Page 9  of 11 pages   |
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          (d)  No person other than each respective owner of the
shares referred to herein is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No Reporting Person has any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          1. Joint Filing Agreement, pursuant to Rule 13d-1(f), on behalf of Steel Partners, Mr. Butler and Mr. Lichtenstein
(previously filed).

          2.   Customer Agreement between Kalb, Voorhis & Co. and
Steel Partners (previously filed).

          3.   Customer Agreement between Kalb, Voorhis & Co. and
Lawrence Butler (previously filed).

          4.   Customer Agreement between Kalb, Voorhis & Co. and
Warren G. Lichtenstein (previously filed).

          5.   Amended and restated Agreement of Limited
Partnership, dated as of January 2, 1992, of Steel Partners
(previously filed).

          6.   Cross Powers of Attorneys between Warren
Lichtenstein and Lawrence Butler (previously filed).

          7.   Joint Filing Agreement, pursuant to Rule 13d-
1(f)(1)(iii) (previously filed).

          8.   Powers of Attorney from each Reporting Person to
Mr. L. Butler and Mr. Lichtenstein (previously filed).

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|CUSIP NO. 020781100     |             | Page 10  of 11 pages  |
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          9.   Synercom Technology, Inc. and Steel Partners, L.P.
joint press release issued February 4, 1993, relating to the Agreement between Synercom Technology, Inc. and certain of its stockholders with regard to the slate of nominees to the Board of Directors at the 1993 Annual Meeting of Stockholders (previously filed).

          10.  Form of Agreement of Limited Partnership of Steel
Partners II (previously filed).

          11. Joint Filing Agreement, pursuant to Rule 13d-1(f), among Steel Partners II and each of the Reporting Persons
(previously filed).

          12.  Customer Agreement between Bear Stearns and Steel
Partners II (previously filed).

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|CUSIP NO. 020781100     |             | Page 11  of 11 pages  |
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                            SIGNATURES
                            ----------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1996

                              STEEL PARTNERS, L.P.

                              By:  Camelia Group, Inc.
                                   General Partner



                                By: \s\ Warren G. Lichtenstein
                                   ---------------------------
                                   Warren G. Lichtenstein



                                   \s\ Warren G. Lichtenstein
                                   --------------------------
                                   Warren G. Lichtenstein



                                   Lawrence Butler



                                   By:\s\ Warren G. Lichtenstein
                                      --------------------------
                                      Warren G. Lichtenstein
                                      Attorney-in-Fact